Exhibit 99.1

Virtual Annual Meeting of Holders of Common Shares of Kinross Gold Corporation

(the “Issuer”)

April 30, 2026

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

The nominees listed on the Management Information Circular dated March 3, 2026 were elected as Directors of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Company received the following votes from the holders of Common Shares with respect to the election of the ten nominees:

NAME	VOTES IN FAVOUR	%	VOTES WITHHELD	%
George V. Albino	873,748,053	98.53%	13,012,487	1.47%
Glenn A. Ives	878,492,173	99.07%	8,268,367	0.93%
Ave G. Lethbridge	855,129,091	96.43%	31,631,449	3.57%
Michael A. Lewis	868,555,176	97.95%	18,205,364	2.05%
Candace J. MacGibbon	885,840,025	99.90%	920,515	0.10%
Elizabeth D. McGregor	885,938,271	99.91%	822,269	0.09%
Kelly J. Osborne	875,425,764	98.72%	11,334,777	1.28%
George N. Paspalas	874,226,424	98.59%	12,534,117	1.41%
J. Paul Rollinson	885,970,336	99.91%	790,204	0.09%
David A. Scott	879,626,045	99.20%	7,134,496	0.80%

Item 2: Appointment of Auditors

KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following votes from the holders of Common Shares with respect to the election of auditors:

	NUMBER OF VOTES	%
FOR the motion	849,889,858	90.49%
WITHHELD from the motion	89,334,364	9.51%
Total	939,224,222

April 30, 2026

Item 3: Executive Compensation

The Company received the following votes from the holders of the Common Shares with respect to the advisory resolution on Kinross’ approach to executive compensation:

	NUMBER OF VOTES	%
FOR the motion	824,534,053	92.98%
AGAINST the motion	62,226,483	7.02%
Total	886,760,536

KINROSS GOLD CORPORATION

/s/ Michelle Long

Michelle Long
Corporate Secretary